UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies pieces of news in the media

—

Rio de Janeiro, March 18, 2024 – Petróleo Brasileiro S.A. – Petrobras, in relation to the news published in the media and as already disclosed on March 12 and March 15, reaffirms that the statement that there was any promise to pay extraordinary dividends at the event held with analysts and investors on 01/30/2024 and 01/31/2024 (Deep Dive) held by the company is untrue.

Petrobras reiterates that the material presented at the meeting with analysts and investors does not signal the payment of extraordinary dividends. The part of the presentation that mentions the dividend process contains public information on parameters, guidelines and the process that supports shareholder remuneration decisions. The material is available on the company's investor website, as well as at the CVM and SEC.

The material used in the presentation emphasizes that the decision to distribute dividends follows the same process (framework), considering various factors and variables such as results, financial condition, cash needs, current and potential market prospects, as well as investment opportunities. Maintaining the same process for analyzing these variables does not constitute a promise or a sign of payment, as these events are subject to a series of risks and uncertainties.

In addition, it is common knowledge that several banks published their projections for extraordinary dividends even before the event in January. Since October 2023, analysts' reports have been circulating with expectations of paying extraordinary dividends, based on their own assessments. In this context, it is important to note that the company has no control over the publications of these analysts or their content.

The Board of Executive Officers' proposal to distribute 50% of the amount set aside for the reserve as extraordinary dividends was supported by documents prepared by the technical areas in accordance with Petrobras' governance process. As is the practice in all resolutions, the history of decisions made in previous years was presented, among other information.

The parameters used to pay extraordinary dividends in 2022 relate to Petrobras' operating and financial conditions in that year, as well as favorable external conditions, and therefore do not constitute a rule or standard and are not included in Petrobras' shareholder remuneration policy. The assumption or assertion that the failure to meet these parameters in 2023 has been pointed out by the technical area as an impediment to the proposal to pay extraordinary dividends does not hold water, since in 2023 we have a different scenario.

The adoption of the confidence index used in 2022, as already mentioned, was directly related to the scenario for that year. This recommendation was taken to the Board of Directors (BoD) with the analysis of various possible scenarios, in accordance with the established governance procedure.

It is important to note that the decision on the payment of extraordinary dividends followed the established governance. The matter is the responsibility of the company's BoD, which considered and decided on March 7 on the proposal of dividends to the General Shareholders' Meeting.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer